UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON OWN CAPITAL

Telefônica Brasil S.A. (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on November 16, 2020, deliberated the credit of Interest on Own Capital (“IOC”), related to the fiscal year of 2020, in accordance with article 26 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM’s Instruction No. 683/2012, in the gross amount of R$400,000,000.00 (four hundred million reais), subject to withholding tax of 15%, resulting in a net amount of R$340,000,000.00 (three hundred and forty million reais), based on the balance sheet of October 31, 2020. The amount per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares (*)	0.23690201678	0.03553530252	0.20136671426

(*) the conversion of all the preferred shares issued by the Company into common shares (“Conversion”), approved at the Extraordinary General Meeting and ratified at the Special General Meeting of the Company’s Preferred Shareholders, held on October 1, 2020, had immediate effects. For this reason, all shares issued by the Company started, from that date, to have the same treatment, regardless of the ticker under which they will be traded until the Conversion is formalized, which will take place on November 23, 2020, according to the Material Fact and Notice to Shareholders disclosed on October 01, 2020 and November 10, 2020, respectively.

In accordance to the article 26 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2020, ad referendum of the General Shareholders’ Meeting to be held in 2021.

The amount of Interest on Capital per common share described in the table above may suffer future adjustments until November 27, 2020, due to possible acquisitions of shares within the Company’s Shares Buyback Program.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The credit of Interest on Own Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of November 27, 2020. After this date, the shares will be considered as “ex-Interest on Own Capital”. The payment of these proceeds will be carried out before the end of the fiscal year of 2021, in a date to be defined by the Company’s Board.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until December 3, 2020 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, s/n, Prédio Amarelo Velho, sub-solo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

São Paulo, November 16, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 16, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director